July 7, 2021

United States Securities

and Exchange Commission

Washington, D.C. 20549

Re: Healthy Extracts Inc.

Amendment No. 2 to

Offering Statement on Form 1-A

Filed June 7, 2021

File No. 024-11481

In response to the comment letter issued by the Commission on June 24, 2021, the issuer has the following responses.

Amendment No. 2 to Offering Statement on Form 1-A

Plan of Distribution, page 15

1.       In response to prior comment 6, the revised subscription agreement filed as Exhibit 4.1 indicates that the courts of the State of Nevada will be the exclusive jurisdiction for any action arising under the subscription agreement and the offering circular and that a purchaser in the offering will irrevocably submit to this exclusive jurisdiction. Please describe this exclusive forum provision in your plan of distribution. In addition, disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.

The following language was added to the end of the jurisdiction paragraph in the subscription agreement:

United States Securities

and Exchange Commission

Re: Healthy Extracts Inc.

July 7, 2021

Notwithstanding the foregoing, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and thus this exclusive jurisdiction provision does not apply to Securities Act claims.

Further, the following paragraph was added to the Plan of Distribution:

The Subscription Agreement that will be used by purchasers of the Offering Shares requires that the Purchaser (i) irrevocably submits to the exclusive jurisdiction and venue of the courts of the State of Nevada in any action arising out of the Subscription Agreement and the Offering Circular and (ii) consents to the service of process by mail. Notwithstanding the foregoing, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and thus the exclusive jurisdiction provision does not apply to Securities Act claims.

Certain Relationships and Related Transactions, and Director Independence, page 40

2.       We have considered your response to prior comment 2 and advise that children of a more than five percent beneficial holders are considered related parties whether or not they reside in the same house. Refer to Instruction 1.b.ii to the Instructions to Item 404(a) of Regulation S-K. Please reinsert the disclosure for these related parties and explain how they are related parties. In addition, please reinsert the disclosure regarding the conversion of notes and advances by your President and your CFO.

The introductory sentence to the “Jay Decker Transactions” section was modified as follows:

We have entered into numerous transactions with Jay Decker, our majority shareholder (and his adult children, Logan Decker and Shelton Decker), as follows:

The disclosure was re-inserted as requested.

Consolidated Statement of Cash Flows, page F-3

3.       In your statement of cash flows for the three months ended March 31, 2021, we note the line items and amounts within your Cash flows provided by (used in) Investing Activities and Net Cash provided by Financing Activities do not tie to the similar line items and amounts in the interim statement of cash flows included in your Form 10-Q filed on May 14, 2021. Further, we note that it does not appear that the line item amounts in your financing activities currently foot to the net cash amount. Please advise or revise accordingly.

We acknowledge that the 10-K for the year ended December 31, 2020, and the 10-Q for the quarter ended March 31, 2021, need to be amended. We will amend these filings prior to qualification of this offering.

United States Securities

and Exchange Commission

Re: Healthy Extracts Inc.

July 7, 2021

Consolidated Statement of Cash Flows, page F-19

4.       We have reviewed your response to prior comment 4. Our concern relates to your cash amounts presented in the statement of cash flows rather than purchase price allocations. In this regard, we note in your disclosures on page F-30 that these acquisitions included the issuance of stock in the purchase price. We repeat our prior comment that it appears that the amounts presented in your statement of cash flows for the purchase of BergaMet in 2019 and UBN in 2020 are not the amount you paid in cash for the acquisitions, net of cash received. Refer to ASC 230-10-50-4 and 50-5.

We have made the necessary adjustments to the Cash Flow statement to remove the non-cash purchase of the two companies in 2019 and 2020.

Notes to Consolidated Financial Statements, page F-21

5.       We note your response to prior comment 5. Please address the following items from your supplemental response letter dated May 3, 2021;

•	As noted in prior comment 15, please provide footnote disclosures pursuant to ASC 350-30-50 related to your Patents/Trademarks.

•	From prior comment 17, expand your revenue recognition policy to explain how you recognize revenue on your website and on distribution sites such as Amazon, including who you have identified as your customer under ASC 606-10 when you sell through distribution sites. In this regard, please include the information provided in your response in your footnote disclosure.

We have added the needed footnote disclosures showing the acquisition of all patents in all purchases, as asked under ASC 350-30-50.  Additionally, we have added footnotes which describe all recognized revenue from all of our selling channels to address the needed concerns under ASC 606-10.

Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht

Clyde Snow & Sessions, PC